UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2020

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This current report is incorporated by reference into our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission, or the SEC, on June 23, 2020 (File No. 333-239391), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: June 29, 2020	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and Chief Operating Officer

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Underwriting Agreement, dated June 24, 2020, between the Company and Goldman Sachs & Co. LLC
5.1	Opinion of Van Doorne N.V.
10.1	Share Subscription Agreement, dated June 23, 2020, between the Company and Ervington Investments Limited
10.2	Share Subscription Agreement, dated June 23, 2020, between the Company and Treliscope Limited
10.3	Share Subscription Agreement, dated June 23, 2020, between the Company and JSC VTB Capital
10.4	Investor Agreement, dated June 29, 2020, between the Company and Ervington Investments Limited
10.5	Investor Agreement, dated June 29, 2020, between the Company and Treliscope Limited
10.6	Investor Agreement, dated June 29, 2020, between the Company and JSC VTB Capital
23.1	Consent of Van Doorne N.V. (included in Exhibit 5.1)
99.1	Press Release dated June 29, 2020